EXHIBIT 21.1
SUBSIDIARIES
OF
INTEGRATED SILICON SOLUTION, INC.

Name	Place of Incorporation
Integrated Silicon Solution Inc. (Hong Kong) Limited	Hong Kong

ISSI Hong Kong Holding Limited	Hong Kong

Integrated Silicon Solution (Cayman), Inc.	Cayman Islands

Integrated Silicon Solution (Shanghai) Inc.	China

Integrated Silicon Solution (Taiwan) Inc.	Taiwan

Integrated Circuit Solution Inc.	Taiwan

ISSI Japan, Inc.	Japan

Integrated Silicon Solution, Inc. (Singapore) Pte. Limited	Singapore

Enable Korea Co., Ltd.	Korea

Enable Semiconductor Corporation	Taiwan

Si En Integration Holdings Limited	Cayman Islands

Si En Technology (Xiamen) Limited	China

Enchida International Limited	Hong Kong

Chingis Technology Corporation	Taiwan

Chingis Technology Corporation	United States

Sofwin, Inc.	California

Winston, Inc.	California